AMENDMENT NO. 11
                                       TO
                              AMENDED AND RESTATED
                       AGREEMENT AND DECLARATION OF TRUST
                                       OF
                               DIAMOND HILL FUNDS

     The undersigned officer of Diamond Hill Funds, an Ohio business trust (the "Trust"), acting pursuant to Article VII, Section 7.3 of the Amended and Restated Agreement and Declaration of Trust of the Trust, hereby certifies that the following resolutions were duly adopted by a majority of the Trustees of the Trust at a meeting held on May 9, 2002, and are in full force and effect as of the date hereof:

     "Resolved, that the first paragraph of Article IV, Section 4.2 of the Amended and Restated Agreement and Declaration of Trust of Diamond Hill Funds dated as of May 28, 1997, as amended to date ("Declaration of Trust"), be, and such first paragraph hereby is amended by deleting such first paragraph of
Article IV, Section 4.2, in its entirety, and substituting in place thereof the following new first paragraph of Article IV, Section 4.2:

          SECTION 4.2. ESTABLISHMENT AND DESIGNATION OF SERIES OR CLASSES. Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series or Classes, the Trustees hereby establish five Series of Shares: "Diamond Hill Bank & Financial Fund," "Diamond Hill Focus Fund," Diamond Hill Small Cap Fund," "Diamond Hill Large Cap Fund" and "Diamond Hill Short Term Fixed Income Fund," and three classes of Shares: Class A, Class C and Class I. The Shares of these Series and Classes, and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) shall have the following relative rights and preferences:"

     "Resolved Further, that Article IV, Section 4.2 of the Declaration of Trust be, and it hereby is amended further by adding the following new sub-paragraph
(m) to Article IV, Section 4.2:

     "(m) CLASSES OF SHARES. The Classes of Shares heretofore established and designated shall have the following characteristics:

     (i) CLASS A SHARES. Class A Shares shall be offered and sold at net asset value plus a maximum sales charge of 5.75%. Class A Shares are subject to a maximum 0.25% annual distribution fee.

     (ii) CLASS C SHARES. Class C Shares shall be offered and sold at net asset value, without an initial sales charge. Class C Shares are

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     subject to a maximum  1.00% annual  distribution  fee, of which 0.75% is an asset based sales charge and 0.25% is a service fee. Class C Shares are subject to a contingent deferred sales charge, based on the lower of the Shares' cost and current net asset value, of 2.00% if redeemed within one year of the purchase date and 1.00% if redeemed after one year but before two years of the purchase date.

     (iii) CLASS I SHARES. Class I Shares shall be offered and sold at net asset value, and without a sales charge. Class I Shares are not subject to a distribution fee. Class I Shares shall be eligible for purchase only by qualified institutional investors, as determined from time to time by the Trustees.

     (iv) The Class Shares heretofore established and designated shall have such additional characteristics, provisions and limitations not inconsistent with or contrary to the provisions of this Section 4.2, and may be offered by such Series, as may be determined from time to time by the Trustees."

     "Resolved Further, that the foregoing amendments to the Declaration of Trust shall be effective on May 31, 2002.


Dated:  May 30, 2002                    /s/ James F. Laird
                                        ----------------------
                                        James F. Laird
                                        President
                                        Diamond Hill Funds